Exhibit 99.(h)(1)

FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

(First Eagle High Yield Fund)

AGREEMENT, made as of this 21st day of December, 2011, between First Eagle Funds (the “Trust”), on behalf of its series of shares designated as the First Eagle High Yield Fund (“High Yield Fund”), and First Eagle Investment Management, LLC (“FEIM”).

WHEREAS, the Trust and FEIM have entered into one or more Investment Advisory Agreements (each, an “Advisory Agreement”); and

WHEREAS, FEIM desires to reduce the investment advisory fees described in the applicable Advisory Agreement, waive other fees it is entitled to receive from the High Yield Fund and/or reimburse certain operating expenses for the High Yield Fund to keep net expenses at specified levels for the limited period(s) contemplated hereby.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the Trust and FEIM agree as follows:

1. For the period commencing as of the date of this Agreement through December 31, 2012, in the case of Class A and Class C shares, and December 31, 2013, in the case of Class I shares, FEIM agrees to waive fees payable to FEIM pursuant to the applicable Advisory Agreement and/or reimburse operating expenses for the High Yield Fund in an amount sufficient to keep the total annual operating expenses (exclusive of interest, taxes, dividend expense, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales and extraordinary expenses) for each class of shares of the High Yield Fund at the following levels: 1.25% for Class A shares, 2.00% for Class C shares and 0.80% for Class I shares (each, the “Maximum Permitted Rate”).

2. The Trust, in turn, agrees that, subject to the limitations set forth in this paragraph, it will repay the fee waiver/expense reimbursement to FEIM. Each such repayment shall be made only out the assets of the High Yield Fund. Repayments must be limited to amounts that do not cause the aggregate operating expenses of the High Yield Fund attributable to a share class during a year in which such repayment is made to exceed the applicable Maximum Permitted Rate. A repayment shall be payable only to the extent it can be made during the thirty six months following the applicable period during which FEIM waived fees or reimbursed operating expenses under the Agreement. The Trust agrees to furnish or otherwise make available to FEIM such copies of the High Yield Fund’s financial statements, reports, and other information relating its business and affairs as FEIM may, at any time or from time to time, reasonably request in connection with this Agreement.

3. FEIM understands and intends that the Trust will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing the expenses of the High Yield Fund for purposes of calculating net asset value and otherwise, and expressly permits the Trust to do so.

4. Nothing in this Agreement shall be construed as preventing FEIM from voluntarily limiting, waiving or reimbursing expenses outside the contours of this Agreement; nor shall anything herein be construed as requiring that FEIM limit, waive or reimburse any expenses incurred after December 31, 2012, in the case of Class A and Class C shares, and December 31, 2013, in the case of Class I shares or, except as expressly set forth herein, prior to such date.

5. FEIM understands that it shall look only to the assets of the High Yield Fund for performance of this Agreement and for payment of any claim FEIM may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past present or future, shall be personally liable therefor.

6. This Agreement shall be governed by applicable federal laws, rules and regulations and the laws of the State of Delaware without regard to the conflicts of law provisions thereof; provided, however that nothing herein shall be construed as being inconsistent with applicable federal law. Where the effect of a requirement of applicable federal law reflected in any provision of this Agreement is altered by a new or changed rule, regulation or order of the SEC, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

7. This Agreement shall run through December 31, 2012, in the case of Class A and Class C shares, and December 31, 2013, in the case of Class I shares. Thereafter, this Agreement shall run from either High Yield Fund fiscal year to High Yield Fund fiscal year or concurrently with the applicable Advisory Agreement as the parties may agree from time to time, but subject to any continuing approvals required by applicable law from the Board of Trustees of the Trust, including a majority of the Trustees of the Trust who are not “interested persons” of the Trust within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended. Unless explicitly waived by FEIM, rights to repayment under Section 2 hereof shall survive termination of this Agreement.

8. Any amendment to or extension of this Agreement shall be in writing signed by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first written above.

FIRST EAGLE FUNDS	FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	By:
Name:	Name:
Title:	Title:

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